February 10, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Charles Eastman

Ernest Greene

Sarah Sidwell

Geoffrey Kruczek

Re:	Welsbach Technology Metals Acquisition Corp. Amendment No. 2 Registration Statement on Form S-4 Filed on February 10, 2025 File No. 333-283119

On behalf of Welsbach Technology Metals Acquisition Corp. (“WTMA”), Evolution Metals LLC (“EM”), Critical Mineral Recovery, Inc. (“CMR”), Handa Lab Co., Ltd. (“Handa Lab”), KMMI Inc. (“KMMI”), KCM Industry Co., Ltd. (“KCM”) and NS World Co., Ltd. (“NS World” and collectively with WTMA, EM, CMR, Handa Lab, KMMI and KCM, the “Co-Registrants,” “we,” “our” or “us”), we transmit herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 7, 2025 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 2, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 2 to Registration on Form S-4

1.	We note your response to our prior comment 18 that you did not engage a financial advisor in connection with the business combination. However, disclosure on page 286 indicates “WTMA Board relied on... input from WTMA’s senior management and independent legal and financial advisors.” Please advise or revise to identify the financial advisor and what services they provided WTMA.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that WTMA did not engage independent legal advisor or a financial advisor to evaluate, structure, or negotiate the Business Combination, and we have revised the disclosure on page 286 of Amendment No. 2 accordingly.

February 10, 2025

2.	We note the disclosure on page 29 and 130 indicating that SPAC sponsor/affiliate may purchase SPAC securities in the open market to reduce redemption rates and that the SPAC sponsor intends to vote the purchased securities in favor of approving the business combination transaction. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: We respectfully acknowledge the Staff’s comment and have revised pages 29, 130 and 202 of Amendment No. 2 accordingly.

3.	We note your response to prior comment 5. Each time you mention the exclusive forum provision, including in your proposed charter, disclose whether the provision applies to claims arising under the Exchange Act.

Response: We respectfully acknowledge the Staff’s comments. Changes have been made throughout the disclosure to clarify the application of the exclusive forum provision, including specifying whether it applies to claims arising under the Exchange Act. The proposed charter and all relevant sections reflect these updates accordingly.

4.	Please reconcile the information you added in response to prior comment 39 with the biographical disclosures beginning on page 444.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 455 of Amendment No. 2 accordingly.

Unaudited Pro Forma Condensed Combined Financial Information Description of the Business Combination, page 152

5.	We note your disclosure that following the Closing of the Business Combination, certain employees and directors of New EM may be granted awards under the New EM Equity Incentive Plan. You indicated that the 8,200,000 options to be granted under the New EM Equity Incentive Plan are representative of earnout shares (contingent consideration) that are not precluded from equity classification. In addition, as the Business Combination is accounted for as a reverse recapitalization, the issuance of the earnout shares under the New EM Equity Incentive Plan will be treated as a deemed dividend and as New EM will not have retained earnings on a pro forma basis, the issuance will be recorded within additional-paid-in-capital. Please provide us with a comprehensive analysis and your basis for the accounting treatment, including the specific guidance that supports your analysis.

Response: We respectfully acknowledge the Staff’s comment regarding the accounting treatment of the 8,200,000 options (the “Options”) to be granted under the New EM Equity Incentive Plan (the “Plan”).

February 10, 2025

In determining that the Options are representative of earnout shares (contingent consideration) that are not precluded from equity classification, we evaluated the authoritative guidance of Accounting Standards Codification (“ASC”) 480 and ASC 815, through the following steps:

Step 1) Determining the unit of account:

The shares to be potentially issued under the Options (the “Earnout Shares”) are freestanding financial instruments that are issuable in accordance with vesting conditions outlined in the Plan. The vesting conditions include eight “tranches” of vesting based on: the total audited consolidated revenue and EBITDA on the combined company’s Annual Report on Form 10-K for certain future periods. As such, the Plan may result in the vesting of a fixed number of shares because the number of shares that vest depends upon whether or not either performance target is met. Management has concluded that these tranches will be considered one unit of account (the “Exercise Contingencies”). There are no other legally detachable or separately exercised financial instruments. As such, we concluded that the Earnout Shares and corresponding Exercise Contingencies represent one (1) unit of account.

Step 2) Assess if the Earnout Shares and corresponding Exercise Contingencies are within the scope of ASC 480 – Distinguishing Liabilities from Equity:

We analyzed the three criteria under ASC 480-10, specifically noting that the Earnout Shares are (1) not mandatorily redeemable, (2) do not embody an obligation to repurchase the issuer’s equity shares, and (3) will not be settled by issuing a variable number of shares.

Further, we have adopted the most commonly held view under this scenario that the Exercise Contingency related to revenue/EBITDA is considered merely an “on-off switch” that does not affect the monetary amount on settlement. In addition, the monetary value on settlement is neither a fixed dollar amount, nor does it vary inversely with the fair value of the issuer’s equity shares. Therefore, we concluded that the arrangement is outside the scope of ASC 480, regardless of the probability of the trigger being achieved.

Step 3) Assess if the Earnout Shares meet the definition of a derivative under ASC 815 and, if deemed derivatives, if they are liability or equity classified:

We considered the guidance within ASC 815-10-15-83 and determined that the Earnout Shares would initially meet the definition of a derivative because they have an underlying variable (the entity’s share price or financial performance targets), they have a notional amount (the common shares of the entity), they have an initial net investment that is “less by more than a nominal amount” than the initial net investment that would be required to obtain the asset, and they can be net-settled by means outside of the contract because the post-merger entity’s common shares will be publicly traded (and are therefore readily convertible to cash).

However, we evaluated the requirements for the scope exception under ASC 815-10-15-74(a) and (b) to determine if the Earnout Shares are precluded from equity classification. As such, we first analyzed the shares under the two-step model of ASC 815-40-15 to determine if the arrangement is considered indexed to the post-merger entity’s own shares.

February 10, 2025

In evaluating Step 1 of the indexation guidance in ASC 815-40-15-7A, we noted no such Exercise Contingencies within the Plan that would preclude the arrangement from being considered indexed to the company’s own shares because the Exercise Contingencies and unit of account are based on an index calculated solely by reference to the issuer’s operations (revenues and EBITDA).

In evaluating Step 2, we noted that the indexation literature allows for certain exceptions to the fixed-for-fixed notion. Accordingly, we noted that if a contingency (e.g., revenues, EBITDA or net income of the target) determines whether or not a fixed number of shares will be delivered (i.e., the possible outcomes are binary, either no shares are delivered or a single number of shares are delivered), the guidance in ASC 815-40-15-7E would not preclude equity classification. Therefore, because the issuance of earnout shares is a binary event and a fixed number of shares would be potentially issued depending on revenue/EBITDA targets being met, this unit of account is not precluded from equity classification based on the exception noted above.

Next, we also analyzed the criteria for equity classification under ASC 815-40-25-10, noting that the Plan meets each of the applicable criteria for equity classification. Such applicable criteria include 1) Sufficient authorized and unissued shares; 2) Explicit share limit language; 3) No required cash payment if entity fails to timely file; and 4) No cash-settled top-off or make-whole provisions.

Per the analysis outline above, we have concluded that the contingent consideration arrangements for the Plan will be classified as equity. We note that the arrangement will be assessed at each financial statement reporting date to determine whether equity classification remains appropriate. If the arrangement no longer meets the criteria for equity classification, it would be reclassified to a liability at its then current fair value. We further note that no terms or conditions of the Options or common shares issuable thereunder that would preclude equity classification for the Earnout Shares.

Next, we have reviewed our previous disclosure language regarding the Options being treated as a deemed dividend recorded within additional-paid-in-capital (“APIC”) and have amended the disclosure language on page 252 of Amendment No. 2 to remove the dividend reference, accordingly. In doing so, we acknowledge that there is diversity in views on the offsetting entry for earnouts granted to shareholders in a de-SPAC transaction that is accounted for as a reverse recapitalization. We believe that because the arrangement is part of a reverse recapitalization, it is better represented as an equity restructuring that should be accounted for in APIC.

As the Business Combination is accounted for as a reverse recapitalization, the issuance of the Earnout Shares under the Plan will be recognized at fair value upon the Closing of the Business Combination per ASC 805-30-25-5 and classified in stockholders’ equity per the above analysis. The unaudited pro forma condensed combined financial information will not reflect pro forma adjustments related to the recognition of these shares because there is no net impact to APIC on a pro forma combined basis.

February 10, 2025

Certain Material U.S. Federal Income Tax Considerations of the Merger for EM Holders and Korean Equityholders, page 242

6.	We note your discussion of U.S. federal tax consequences of the Merger in this section and that you do not intend to request an opinion of counsel (page 242). We note your disclosure that the Merger is intended to qualify for tax-deferred treatment under Section 351(a) of the Code. Please revise your disclosure here and throughout to provide counsel’s firm opinion for each material tax consequence, including whether the Merger will qualify as an integrated transaction, or explain why such opinion cannot be given. Please also clearly disclose that this is the opinion of tax counsel and identify counsel. If the opinion is subject to uncertainty, please provide disclosure that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explains the facts or circumstances giving rise to the uncertainty, and provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 98 and 241-247 of Amendment No. 2 accordingly.

Certain Material U.S. Federal Income Tax Considerations of CMR Merger 1 and CMR Merger 2 for CMR and Shareholders of CMR, page 249

7.	Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. In this regard, we note the tax consequences discussed here relate to the CMR Mergers being a tax-free reorganization under Section 368 of the Code. Please file the required tax opinion and revise your disclosure to state clearly that the disclosure in the tax consequences sections of the prospectus is the opinion of counsel. Refer to Section III.A.2 of Staff Legal Bulletin No. 19 dated October 14, 2011. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: We respectfully acknowledge the Staff’s comment and have filed a form of the required tax opinion as exhibit 8.1 to Amendment No. 2 and revised the disclosure on pages 20, 21, 22, 99, 248 - 251 of Amendment No. 2 accordingly.

February 10, 2025

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 266

8.	We note your response to prior comment 37. We note that adjustment (B) reflects the cash proceeds from the concurrent PIPE Investment in the amount of $500 million from BCG, net of $10 million in fees incurred to raise the capital. However, you disclosed that you do not have an unconditional firm commitment for this funding, as the completion of the PIPE Investment and Debt Facility remains contingent upon the satisfaction of conditions, and there is no guarantee that the funding will be secured in full or on the terms anticipated. Please address the following:

●	On page 152 and throughout the filing, you refer to the terms described in the non-binding term sheet. You also indicated that you entered into the PIPE Term Sheet with certain legally binding clauses with BCG. Please help us understand which clauses are legally binding and which are non-binding;

●	Explain how you concluded that this adjustment meets the criteria set forth in Article 11 of Regulation S-X to be included in your pro forma financial statements given the uncertainty of its completion. In addition to your response, please provide an update on the current status of the funding;

●	Given the apparent uncertainty of this funding, if you are able to support its presentation based on the guidance of Article 11 of Regulation S-X, tell us how you considered the need to present additional scenarios where this uncertain funding is not received since that appears to be a possible outcome; and

●	On page 254, you disclosed that the actual amount of PIPE Securities issued to PIPE Investors in each scenario could be materially more or less than assumed amounts, which could result in proceeds in excess of, or that would not meet, the Minimum Available Cash Condition. Please prominently disclose whether you would be able to meet the minimum cash condition under the maximum redemption scenario.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff as follows:

With respect to the first bullet point in the Staff’s comment, the commercial terms of the PIPE Term Sheet, including those related to the valuation and overall structuring of the PIPE investment, are not legally binding and remain subject to ongoing due diligence and final documentation. The legally binding clauses of the PIPE Term Sheet include those covering the Effective Date, the Term Sheet Validity Period for initial execution, reimbursement by EM and other applicable parties for Transaction Costs and Expenses, Confidentiality to protect sensitive information, Public Announcements requiring mutual consent, and Term Sheet Governing Law and Jurisdiction/Privity of Contract. WTMA and EM remain actively engaged with BCG in completing ongoing due diligence and final negotiations, with the goal of securing a legally binding commitment for the PIPE Anchor Equity Investment.

February 10, 2025

With respect to the second bullet point in the Staff’s comment, as mentioned in our response to prior comment 37, we have reflected the $490 million PIPE Investment adjustment (net) in the Unaudited Pro Forma Condensed Combined Balance Sheet based on management’s current expectation that the conditions will be satisfied and the funding will be completed as planned. In evaluating the criteria in Article 11 of Regulation S-X, management referenced rule 11-01(a)(8) regarding the inclusion of pro forma adjustments on the basis of probability. Accordingly, management has reflected the $490 million PIPE Investment adjustment (net) in the Unaudited Pro Forma Condensed Combined Balance Sheet as it represents a transaction that is probable of occurring and is material to investors. Further, for purposes of presentation, management considers the PIPE Investment a transaction accounting adjustment under rule 11-02(a)(6)(i) as it is an integral component to the consummation of the Business Combination.

With respect to the third bullet point in the Staff’s comment, in scenarios where sufficient funding is not received in order to satisfy the Minimum Available Cash Condition, a condition to Closing would not be met and the Business Combination may not be consummated. To ensure transparency and to address the Staff’s comment, disclosures have been added on page 254 of Amendment No. 2 discussing the required funding to meet the Minimum Available Cash Condition under the maximum redemption scenario. In addition, disclosure has been included to discuss the implication of scenarios where the Minimum Available Cash Condition has not been met as result of insufficient funding from the PIPE Investment.

With respect to the fourth bullet point in the Staff’s comment, with regards to meeting the Minimum Available Cash Condition under the maximum redemption scenario, we will need to issue a minimum of $207.7 million of PIPE Securities to PIPE Investors. The $207.7 million is comprised of $7.7 million that reflects the payment of legal, audit, consulting, and other transaction-related expenses and $200.0 million that reflects payment obligations to the Target Companies’ stock and debt holders. As laid out on page 254 of Amendment No. 2, we believe issuing $500.0 million of PIPE Securities to PIPE Investors to fund the transaction payment obligations and to meet the Minimum Available Cash Condition is probable. We have revised the disclosure on page 254 of Amendment No.2 accordingly.

Evolution Metals LLC Report of Independent Registered Public Accounting Firm, page F-80

9.	We note your response to prior comment 46. You indicated, in part, that “each of EM and the Korean Companies has been determined to be a non-predecessor co-registrant and company being acquired under Item 17 of Form S-4.” However, we note on pages 92, 120, 253 and 264, you disclose that EM is being treated as the “accounting acquirer” for financial reporting purposes. Please tell us what consideration you gave to EM being the “accounting acquirer” in the reverse recapitalization

Response: We respectfully acknowledge the Staff’s comment and note that consistent with our response to prior comment 46, we conclude that EM is a non-predecessor co-registrant and company being acquired under Item 17 of Form S-4.

Reverse Recapitalization

In assessing the business combination arrangement wherein WTMA is the legal acquirer of EM and the separate acquisition arrangements wherein EM is the legal acquirer of the Operating Companies, management has applied the authoritative guidance of Accounting Standards Codification (“ASC”) 810-10 and ASC 805-10-55-11 through 14 to determine which party is the accounting acquirer to the transactions.

February 10, 2025

When applying the guidance of ASC 805, we acknowledge that a change of control must take place for a business combination to exist for accounting purposes. In evaluating whether a change of control will occur between the legal acquiree (EM) and the legal acquiror (WTMA), we first considered the pre- and post-transaction pro forma equity structure of the combined business (i.e., New EM). On a post-combination basis, EM shareholders, in exchange for their EM Member Common Units or EM Convertible Preferred Units, will receive 72.3% of the combined voting shares of New EM, while WTMA stockholders will retain 0.5% voting interest of the combined entity. As such, there is a clear indication that no change of control has taken place under the voting interest model and that the Merger will be accounted for as a reverse recapitalization. While we view this analysis determinative, we also analyzed the factors of ASC 805-10-55-11 through 14, noting that the EM’s CEO is expected to serve as Executive Chairman of the combined company. Further, the post-transaction management team of C-Suite executives is expected to be mainly comprised of EM and Operating Company alumni.

Operating Company Acquisitions

Regarding the Korean Company acquisitions, we note that all four of the Korean Companies will exchange 100% of their respective voting shares for EM Member Common Units (effectively shares of New EM Common Stock, as the reverse recapitalization in which such EM Member Common Units will be exchanged for shares of New EM Common Stock will occur substantially concurrently). This share exchange represents a change in control, with EM obtaining a majority voting interest in each of the Korean Companies. Majority control of EM will remain with the EM Equityholder after consummation of these transactions through equity ownership (i.e., majority voting shares). There are no known terms or conditions governing these anticipated acquisitions that would remove or otherwise diminish EM’s ability to control the Korean Companies through its equity ownership. As such, EM is considered the accounting acquirer in these transactions per the authoritative guidance of ASC 805 and ASC 810.

Regarding the CMR acquisition, the CMR shareholder will exchange 100% of its shares for a portion of cash, debt extinguishment and EM Member Common Units. These transactions represent a change in control, with CMR becoming a wholly owned subsidiary of EM. Majority control of EM will remain with the EM Equityholder after consummation of this transaction through equity ownership (i.e., majority voting shares). There are no known terms or conditions governing this anticipated acquisition that would remove or otherwise diminish EM’s ability to control CMR through its equity ownership. As such, we have concluded that EM is considered the accounting acquirer in this transaction per the authoritative guidance of ASC 805 and ASC 810.

10.	We note your response to prior comment 50. In addition to the agreements mentioned in that comment, please provide the CMR Advance Agreement and the Transactional Advise Agreement as exhibits to your registration statement.

Response: We respectfully acknowledge the Staff’s comment and advise that the CMR Advance Agreement and the Transactional Advise Agreement are the same agreement and confirm that it has been filed as exhibit 10.42 to Amendment No. 2. We have revised the disclosure on page 300 of Amendment No. 2 and have updated the exhibit index included in Amendment No. 2 accordingly.

If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (251) 280-1980 or Craig D. Linder at (877) 541-3263.

February 10, 2025

Sincerely,

/s/ Christopher Clower
Christopher Clower
Chief Operating Officer

cc:	Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

Laura Anthony, Esq./Anthony, Linder & Cacomanolis, PLLC

Christopher Clower, Welsbach Technology Metals Acquisition Corp.

Joel May, Jones Day

Thomas Short, Jones Day